                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

(Mark One)

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2003

                                       OR

                  [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ___________

Commission file number:  1-5418

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 SUPERVALU INC.
                             11840 Valley View Road
                          Eden Prairie, Minnesota 55344

                        FINANCIAL STATEMENTS AND EXHIBITS

     The following financial statements of SUPERVALU Pre-Tax Savings and Profit Sharing Plan are included herein:

1.      Independent Auditors' Report of KPMG LLP dated August 4, 2003.

2. Statements of Net Assets Available for Benefits as of February 28, 2003 and 2002.

3. Statements of Changes in Net Assets Available for Benefits for the Fiscal Years Ended February 28, 2003 and 2002.

4. Notes to Financial Statements for the Fiscal Years Ended February 28, 2003 and 2002.

Ex-23   Independent Auditors' Consent of KPMG LLP.

Ex-32.1 Certification by the Chairman of the SUPERVALU INC. Retirement
        Committee (Plan Administrator) Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Ex-32.2 Certification by the Chief Financial Officer (Principal Plan Sponsor)
        Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the SUPERVALU Pre-Tax Savings and Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      SUPERVALU PRE-TAX SAVINGS AND PROFIT
                                      SHARING PLAN


DATE: August 20, 2003                 By: SUPERVALU INC., the plan administrator


                                          By: /s/ Pamela K. Knous
                                              ----------------------------------
                                              Pamela K. Knous
                                              Executive Vice President and
                                              Chief Financial Officer

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

                              Financial Statements

                           February 28, 2003 and 2002

                   (With Independent Auditors' Report Thereon)

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

                                Table of Contents

                                                                         Page

Independent Auditors' Report                                               1

Statements of Net Assets Available for Benefits                            2

Statements of Changes in Net Assets Available for Benefits                 3

Notes to Financial Statements                                              4

                          Independent Auditors' Report

Administrative Committee
SUPERVALU INC.
Eden Prairie, Minnesota:

We have audited the accompanying statements of net assets available for benefits of the SUPERVALU Pre-tax Savings and Profit Sharing Plan (the Plan) as of February 28, 2003 and 2002, and the related statements of changes in net assets available for benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 28, 2003 and 2002, and the changes in net assets available for benefits for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

August 4, 2003

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

                 Statements of Net Assets Available for Benefits

                           February 28, 2003 and 2002

                                                              2003              2002
                                                          -------------    -------------
Assets:
     Investments in SUPERVALU INC. 401(k) Master Trust,
        at fair value                                     $ 433,216,687      495,240,637
     Contributions receivable from participants                 261,755          261,677
     Contributions receivable from employer                   1,014,463        9,679,406
Liabilities:
     Expenses payable                                          (482,872)        (250,141)
                                                          -------------    -------------
                 Net assets available for benefits        $ 434,010,033      504,931,579
                                                          =============    =============

See accompanying notes to financial statements.

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

           Statements of Changes in Net Assets Available for Benefits

                  Fiscal years ended February 28, 2003 and 2002

                                                                          2003             2002
                                                                      -------------    -------------
Additions (reductions):
     Investment (loss) income from SUPERVALU INC.
        401(k) Master Trust:                                          $ (62,271,451)      26,532,309
     Contributions:
        Employer                                                          5,474,767       14,388,870
        Participants                                                     37,806,641       36,980,617
                                                                      -------------    -------------
                                                                         43,281,408       51,369,487
                                                                      -------------    -------------
                 Total (reductions) additions                           (18,990,043)      77,901,796
                                                                      -------------    -------------
Deductions:
     Distributions to participants                                      (45,875,428)     (44,701,977)
     Administrative expenses                                             (2,599,385)      (2,596,573)
                                                                      -------------    -------------
                 Total deductions                                       (48,474,813)     (47,298,550)
Transfers from other plans                                                   11,702       34,995,214
Transfers (to) from other plans within the 401(k) Master Trust, net      (3,468,392)          92,502
                                                                      -------------    -------------
                 Net (decrease) increase                                (70,921,546)      65,690,962
Net assets available for benefits:
     Beginning of year                                                  504,931,579      439,240,617
                                                                      -------------    -------------
     End of year                                                      $ 434,010,033      504,931,579
                                                                      =============    =============

See accompanying notes to financial statements.

                         SUPERVALU PRE-TAX SAVINGS AND
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2003 and 2002


(1)  Summary Description of the Plan

     The following description of the SUPERVALU Pre-tax Savings and Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

     The Plan is a defined contribution profit sharing plan and is subject to the provisions of Title I of the Employee Retirement Income Security Act of 1974 (ERISA).

     The Plan was established for employees of SUPERVALU INC. and certain subsidiaries (SUPERVALU). Effective March 1, 1999, plan eligibility begins after 250 hours worked in a 90-day period and the attainment of the age of
     21. In addition, employees are automatically enrolled with a 2% contribution in the Plan after satisfying the eligibility rules unless the participant specifically notifies SUPERVALU that they will not participate.

     The Plan allows for employee contributions under Section 401(k) of the Internal Revenue Code, under which participants may contribute from 2% to 30% of their recognized compensation to the Plan. Prior to March 1, 2002, employee contribution rates were 2% to 15%. Employee contributions are limited by the Internal Revenue Service limitation of $12,000, $11,000, and $10,500 in calendar 2003, 2002, and 2001, respectively. Participant contributions up to 5% of their recognized compensation are matched at a rate of 20% by SUPERVALU. An additional discretionary matching contribution of up to 80% of the first 5% of a participant's contribution may be made by SUPERVALU, depending upon the performance of the Company and each profit center. Discretionary contributions to the SUPERVALU Common Stock Fund were $976,275 and $9,640,870 for the plan years ended February 28, 2003 and February 28, 2002, respectively. For the plan year ended February 28, 2003, the contribution was made in SUPERVALU stock with a fair market value of $976,275 and for the plan year ended February 28, 2002, the contribution was made in cash. Except in the case of death, disability, or retirement after the age of 62, the additional matching is earned by any participant having worked 1,000 hours during the plan year and employed on the last day of the plan year.

     All amounts contributed by employees are 100% vested at all times. Employer contributions are vested 20% after two years, 40% after three years, 60% after four years, and 100% at five years. Forfeitures of nonvested amounts shall be used to pay plan expenses or restore forfeited accounts of rehired participants. Any remaining amounts are used to reduce the employer contributions. Forfeitures of nonvested amounts totaling $558,029 and $851,516 were used to pay plan expenses in fiscal 2003 and 2002, respectively. Participant and employer matching contributions may be directed into one or more of the funds within the SUPERVALU INC. 401(k) Master Trust (the 401(k) Master Trust).

     Effective September 2001, SUPERVALU merged the net assets of the Richfood of Pennsylvania Investment Opportunity Plan and the Richfood Holdings, Inc. Savings and Stock Ownership Plan (Richfood Plans) into the Plan. The conversion total of $34,920,170 for the Richfood Plans is reflected in the fiscal 2002 transfers from other plans. Also in fiscal 2002, the Retirement Committee established a

                                        4                            (Continued)

                         SUPERVALU PRE-TAX SAVINGS AND
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2003 and 2002


     policy to merge the accounts of lost participants from terminated plans into the Plan. These transfers totaled $11,702 and $75,044 in fiscal 2003 and fiscal 2002, respectively.

     The accounts of participants within the 401(k) Master Trust are consolidated, resulting in each participant having only one account within the 401(k) Master Trust. Therefore, participant movement between plans results in asset transfers within the 401(k) Master Trust. Transfers (to) from other plans within the 401(k) Master Trust of $(3,468,392) and $92,502 in fiscal years 2003 and 2002, respectively, reflect the net result of this activity in the Plan. In fiscal 2003, the transfer to the SUPERVALU Wholesale Employees' 401(k) Plan reflects the impact of changes in employment classification for the Company's employees at its Anniston location.

     Although SUPERVALU has not expressed any intent to terminate the Plan, it may do so at any time. Each participant's account would immediately vest and the balance would be distributed to the participant in full upon termination.

     Benefits under the Plan are payable in a lump sum.

     Participants currently employed by SUPERVALU can withdraw their employee contributions and rollover contributions at any time, subject to required federal withholding. Participants may receive an in-service hardship distribution from the vested portion of their accounts after completing the appropriate application forms and receiving approval from the Administrative Committee.

     Loans are available to all participants of the Plan and may not exceed the lesser of 50% of the vested amount of the borrower's total account or $50,000. The interest rate on any loan shall be equal to the prime rate as published by the Wall Street Journal for the last business day of the calendar month preceding the month in which the loan was granted, plus 1%. Principal and interest are repaid through payroll deductions, and the maximum term of any loan is five years. Loan interest rates range from 5.25% to 10.50%.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements of the Plan are presented on the accrual basis of accounting.

     (b)  Investments

          Investment assets of the Plan are stated at current fair value. Investments in various funds represent the Plan's pro rata share of the quoted market value of the funds' net assets as reported by the Trustee (as defined in note 3). Investment contracts in the Principal Conservation Fund are stated at contract value, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis.

     (c)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and


                                        5                            (Continued)

                         SUPERVALU PRE-TAX SAVINGS AND
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2003 and 2002


          liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     (d)  Expenses

          The reasonable expenses of administering the Plan shall be payable out of the Plan's funds except to the extent that SUPERVALU, in its discretion, directly pays the expenses. In fiscal 2003 and 2002, SUPERVALU did pay certain expenses on behalf of the Plan.

     (e)  Risk and Uncertainties

          The Plan provides for various investment fund options. Investment securities are exposed to various risks, such as interest rate, market fluctuation, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(3)  Trustee

     On May 24, 2002, Bank of New York (the Trustee) was appointed the Trustee and custodian of the Plan's assets by the Retirement Committee. Prior to May 24, 2002, Bankers Trust Company was the appointed Trustee and custodian of the Plan's assets. The Plan's assets were transferred to Bank of New York on August 1, 2002.

(4)  Investments

     Under the terms of the trust agreement, the Trustee manages investments on behalf of the Plan. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by SUPERVALU in the 401(k) Master Trust.

     The 401(k) Master Trust includes the SUPERVALU Wholesale Employees' 401(k) Plan, the SUPERVALU Retail Employees' 401(k) Plan, the SUPERVALU Pre-tax Savings and Profit Sharing Plan, and the Pittsburgh Division Profit Sharing Plan.

     The Trustee allocates interest and investment income, and net realized gains and losses to each of the funds in the 401(k) Master Trust based on the actual performance of each fund. Financial information related to the 401(k) Master Trust is prepared and filed in accordance with Department of Labor regulations.

     The Plan recordkeeper (Hewitt Associates LLC) allocates interest and dividends, net realized (unrealized) gains and losses, and administrative expenses to each of the plans in the 401(k) Master Trust based upon


                                        6                            (Continued)

                         SUPERVALU PRE-TAX SAVINGS AND
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2003 and 2002

     the ratio of net assets of the plan to the total net assets of the 401(k) Master Trust. The Loan Fund, however, is based on the actual participant loan activity for each plan. Separate accounts are maintained by the recordkeeper for participants in each plan, and funds may be distributed to or withdrawn by participants in accordance with the appropriate plan's terms.

     Fair values of investments in the 401(k) Master Trust are as follows:

                                                          February 28
                                                 ------------------------------
                                                      2003             2002
                                                 -------------    -------------
     Investments at fair value:
         Collective investment funds             $ 389,403,886      398,250,892
         Common stock held by:
             Equity funds                           59,654,201       75,424,497
             SUPERVALU Common Stock Fund            38,171,480       73,534,489
         Cash and cash equivalents                   4,598,893        8,468,711
         Accrued income                                456,043          465,940
         Net settlements payable                      (142,654)        (713,538)
         Loans receivable from participants         15,646,739       16,299,353
                                                 -------------    -------------
                                                 $ 507,788,588      571,730,344
                                                 =============    =============


     Investment (loss) income for the 401(k) Master Trust for the fiscal years ended February 28, 2003 and 2002 is as follows:

                                                       2003            2002
                                                   ------------    ------------
     Net realized and unrealized (depreciation) appreciation in fair value of investments:

            Collective investment funds            $(36,851,749)     (7,553,472)
            Common stock                            (36,567,190)     30,619,676
                                                   ------------    ------------
                                                    (73,418,939)     23,066,204
     Interest                                         2,883,250       3,246,272
     Dividends                                        2,609,537       2,316,756
                                                   ------------    ------------
                 Net investment (loss) income      $(67,926,152)     28,629,232
                                                   ============    ============


     At February 28, 2003 and 2002, the Plan held 85.3% and 86.6%, respectively, of the total 401(k) Master Trust assets.


                                        7                            (Continued)

                         SUPERVALU PRE-TAX SAVINGS AND
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2003 and 2002


(5)  Nonparticipant-directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                        2003           2002
                                                    ------------   ------------
     Net assets:
         SUPERVALU Common Stock Fund                $ 31,585,624     64,082,945
         Contributions receivable                        996,661      9,662,032
                                                    ------------   ------------
                                                    $ 32,582,285     73,744,977
                                                    ============   ============
     Change in net assets:
         Contributions                              $  3,999,382     11,432,581
         Interest and dividends                          412,664        588,059
         Net (depreciation) appreciation             (32,222,224)    29,676,637
         Distributions to participants                (3,869,053)    (2,970,470)
         Administrative expenses                        (214,791)      (393,198)
         Transfers (to) from participant-directed
            investments                               (9,268,670)    10,703,246
                                                    ------------   ------------
                                                    $(41,162,692)    49,036,855
                                                    ============   ============

(6)  Federal Income Tax Status

     The Plan has received a favorable determination letter from the Internal Revenue Service dated May 8, 2002 indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust established in connection therewith is exempt from federal income tax under Section 501(a) of the Code. SUPERVALU believes the Plan continues to meet the requirements of Section 401(a) of the Code and that the related trust is exempt from income tax under Section 501(a) of the Code. Therefore, no provisions for income taxes have been made.

(7)  Party-in-interest Transactions

     The Plan engages in transactions involving the acquisition and disposition of investment funds with the current Trustee, Bank of New York, and the former Trustee, Bankers Trust Company, and the 401(k) Master Trust, who are parties-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provision of ERISA and the Code.

                                        8                            (Continued)

                         SUPERVALU PRE-TAX SAVINGS AND
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2003 and 2002


(8)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                           February 28
                                                 ------------------------------
                                                      2003             2002
                                                 -------------    -------------
     Net assets available for benefits per
         the financial statements                $ 434,010,033      504,931,579
     Amounts allocated to withdrawing
         participants                                 (292,074)        (364,217)
                                                 -------------    -------------
     Net assets available for benefits per
         Form 5500                               $ 433,717,959      504,567,362
                                                 =============    =============


     The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the fiscal year ended February 28, 2003:

     Benefits paid to participants per the
         financial statements                                      $ 45,875,428
     Add amounts allocated to withdrawing participants at
         February 28, 2003                                              292,074
     Less amounts allocated to withdrawing participants
         at February 28, 2002                                          (364,217)
                                                                   ------------
     Benefits paid to participants per Form 5500                   $ 45,803,285
                                                                   ============


     Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to February 28, 2003 and 2002, respectively, but not paid as of that date.


                                        9